March 28, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Attention: James Lopez, Esq.

Re:	Cancer Genetics, Inc.
Amended Registration Statement on Form S-1
Filed March 22, 2013
File No. 333-178836

Dear Mr. Lopez:

On behalf of Cancer Genetics, Inc. (the “Company”), we are sending our responses to the comments contained in the letter, dated March 26, 2013 (the “Comment Letter”), from John Reynolds, Assistant Director, of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s Pre-Effective Amended Registration Statement on Form S-1 (Registration No. 333-178836) (the “Registration Statement”). This letter accompanies the Company’s filing of Amendment No. 20 to that Registration Statement (“Amendment No. 20”) at which point the Company anticipates launching its road show. Enclosed are three courtesy copies of Amendment No. 20, which are marked to show changes from the Registration Statement as filed with the Commission on March 22, 2013.

For ease of reference, set forth in bold below is the comment to the Registration Statement, as reflected in the Comment Letter. The Company’s supplemental response is set forth below each respective comment.

The Company has authorized this firm to respond to the Comment Letter as follows:

Cover Page

1.	We note statements on pages 36, 127 and elsewhere that your shares “will be listed” on the OTCQX. We also note the statement on your cover page that you have applied to have your shares approved for trading on the OTCQX. Please revise the cover page and where appropriate to state, if true, that there is no certainty that market makers will apply to quote your securities on the OTCQX or that a trading market will develop. Additionally, please revise where appropriate to briefly clarify the procedures for trading on the OTCQX and address the actions you have taken and plan to take with the goal of having an authorized OTCQX market maker sponsor your securities.

Securities and Exchange Commission	March 28, 2013

Response:

The Company has added disclosure to set forth the actions which have been taken with respect to getting its common stock sponsored by a market maker and quoted on the OTC-Bulletin Board.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

2.	We note the disclosure on page 17 that you “expect that approximately $9.5 million in indebtedness … shall remain outstanding after this offering.” It appears based on your anticipated use of proceeds and outstanding indebtedness of approximately $19.2 million that you will have significantly more than $9.5 million of indebtedness after the offering. Please revise risk factors and Liquidity and Capital Resources to clearly and succinctly describe and quantify your outstanding indebtedness now and after the offering. Your revised disclosure on page 81 should clarify the approximate amount of capital you need after the offering to maintain current operations, as distinguished from expanding your business to meet long-term objectives, for the next 12 months.

Response:

The Company revised its risk factors and Liquidity and Capital Resources disclosure. The Company notes that it currently has approximately $19.2 million of debt outstanding. The following holders have agreed to convert certain outstanding indebtedness, totaling in aggregate approximately $9.6 million to equity upon consummation of the initial public offering: John Pappajohn ($6,750,000), NNJCA ($500,000), Mark Oman ($1,250,000), DAM Holdings ($1,000,000) and Dr. R. Chaganti ($135,000). The following debt, totaling in the aggregate approximately $9.5 million will remain outstanding following the initial public offering: Wells Fargo ($6,000,000), Dr. Pecora/NNJCA ($1,500,000) and DAM Holdings ($2,000,000). The Company has also revised its disclosure to clarify the approximate amount of capital the Company needs after the offering to maintain its current operations for the next twelve months.

Exhibits

3.	We note that exhibit 10.72 refers to a $5 million offering. Given the current maximum estimated proceeds, please revise risk factors or where appropriate to clarify the risk that you will be in default on your lease even assuming the over-allotment option is exercised.

Securities and Exchange Commission	March 28, 2013

Response:

The Company notes that exhibit 10.72 refers to an offering with gross proceeds of $5.0 million and has revised its disclosure to clarify that the agreement addresses gross proceeds. The Company has also added disclosure to address the risk of defaulting on its lease.

If you have any questions with respect to the foregoing, please feel free to call me at 973-597-2564.

Very truly yours,

/s/ Alan Wovsaniker

cc: Yvan-Claude Pierre, Reed Smith LLP